SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No. 3)

                   Under the Securities Exchange Act of 1934*

                             Celebrate Express, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    15100A104
--------------------------------------------------------------------------------
                                 (CUSIP Number)

    Kenneth H. Shubin Stein, MD, CFA              Stephen Roseman, CFA
    Spencer Capital Management, LLC          Thesis Capital Management, LLC
       1995 Broadway, Suite 1801               60 E. 42nd St., Suite 1245
           New York, NY 10023                     The Lincoln Building
       Telephone: (212) 586-4190                  New York, NY 10165
                                               Telephone: (212) 585-0100

--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:
       Michael A. Schwartz, Esq.                  John Olmstead, Esq.
      Willkie Farr & Gallagher LLP          Faust Rabbach & Oppenheim, LLP
           787 Seventh Avenue               488 Madison Avenue, 10th Floor
        New York, NY 10019-6099                   New York, NY 10022
       Telephone: (212) 728-8000               Telephone: (212) 751-7700
                                 August 1, 2006
--------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


-------------------------------------                      ---------------------
CUSIP No. 15100A104                                        Page 2 of 18 Pages
-------------------------------------                      ---------------------

----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Kenneth H. Shubin Stein, MD, CFA
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) [ ]
                                                                   (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            WC
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                             [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
NUMBER OF                8      SHARED VOTING POWER
SHARES
BENEFICIALLY                    1,200,697
OWNED BY              --------- ------------------------------------------------
EACH                     9      SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH                     0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                1,200,697
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            1,200,697
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                            [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            15.5%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D


-------------------------------------                      ---------------------
CUSIP No. 15100A104                                        Page 3 of 18 Pages
-------------------------------------                      ---------------------

----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Spencer Capital Management, LLC
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) [ ]
                                                                   (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            WC
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                             [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
NUMBER OF                8      SHARED VOTING POWER
SHARES
BENEFICIALLY                    1,200,697
OWNED BY              --------- ------------------------------------------------
EACH                     9      SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH                     0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                1,200,697
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            1,200,697
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                            [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            15.5%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            OO
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D


-------------------------------------                      ---------------------
CUSIP No. 15100A104                                        Page 4 of 18 Pages
-------------------------------------                      ---------------------

----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Spencer Capital Opportunity Fund, LP
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) [ ]
                                                                   (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            WC
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                             [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
NUMBER OF                8      SHARED VOTING POWER
SHARES
BENEFICIALLY                    718,995
OWNED BY              --------- ------------------------------------------------
EACH                     9      SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH                     0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                718,995
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            718,995
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                            [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            9.3%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            PN
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D


-------------------------------------                      ---------------------
CUSIP No. 15100A104                                        Page 5 of 18 Pages
-------------------------------------                      ---------------------

----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Spencer Capital Partners, LLC
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) [ ]
                                                                   (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            WC
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                             [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
NUMBER OF                8      SHARED VOTING POWER
SHARES
BENEFICIALLY                    718,995
OWNED BY              --------- ------------------------------------------------
EACH                     9      SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH                     0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                718,995
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            718,995
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                            [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            9.3%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            OO
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D


-------------------------------------                      ---------------------
CUSIP No. 15100A104                                        Page 6 of 18 Pages
-------------------------------------                      ---------------------

----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Spencer Capital Offshore Opportunity Fund, Ltd.
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) [ ]
                                                                   (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            WC
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                             [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Cayman Islands
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
NUMBER OF                8      SHARED VOTING POWER
SHARES
BENEFICIALLY                    481,702
OWNED BY              --------- ------------------------------------------------
EACH                     9      SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH                     0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                481,702
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            481,702
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                            [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            6.2%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            OO
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D


-------------------------------------                      ---------------------
CUSIP No. 15100A104                                        Page 7 of 18 Pages
-------------------------------------                      ---------------------

----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Spencer Capital Offshore Partners, LLC
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) [ ]
                                                                   (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            WC
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                             [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
NUMBER OF                8      SHARED VOTING POWER
SHARES
BENEFICIALLY                    481,702
OWNED BY              --------- ------------------------------------------------
EACH                     9      SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH                     0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                481,702
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            481,702
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                            [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            6.2%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            OO
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D


-------------------------------------                      ---------------------
CUSIP No. 15100A104                                        Page 8 of 18 Pages
-------------------------------------                      ---------------------

----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Stephen Roseman, CFA
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) [ ]
                                                                   (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            WC
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                             [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Canada
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
NUMBER OF                8      SHARED VOTING POWER
SHARES
BENEFICIALLY                    271,199
OWNED BY              --------- ------------------------------------------------
EACH                     9      SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH                     0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                271,199
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            271,199
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                            [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            3.5%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D


-------------------------------------                      ---------------------
CUSIP No. 15100A104                                        Page 9 of 18 Pages
-------------------------------------                      ---------------------

----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Thesis Capital Management, LLC
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) [ ]
                                                                   (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            WC
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                             [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
NUMBER OF                8      SHARED VOTING POWER
SHARES
BENEFICIALLY                    271,199
OWNED BY              --------- ------------------------------------------------
EACH                     9      SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH                     0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                271,199
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            271,199
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                            [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            3.5%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IA, OO
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D


-------------------------------------                      ---------------------
CUSIP No. 15100A104                                        Page 10 of 18 Pages
-------------------------------------                      ---------------------

----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Thesis Capital, LP
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) [ ]
                                                                   (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            WC
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                             [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
NUMBER OF                8      SHARED VOTING POWER
SHARES
BENEFICIALLY                    50,958
OWNED BY              --------- ------------------------------------------------
EACH                     9      SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH                     0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                50,958
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            50,958
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                            [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            0.7%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            PN
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D


-------------------------------------                      ---------------------
CUSIP No. 15100A104                                        Page 11 of 18 Pages
-------------------------------------                      ---------------------

----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Thesis Capital Master Fund Limited
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) [ ]
                                                                   (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            WC
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                             [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Cayman Islands
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
NUMBER OF                8      SHARED VOTING POWER
SHARES
BENEFICIALLY                    220,241
OWNED BY              --------- ------------------------------------------------
EACH                     9      SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH                     0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                220,241
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            220,241
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                            [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            2.8%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            OO
----------- --------------------------------------------------------------------

Item 1. Security and Issuer

     This Amendment No. 3 to Schedule 13D (this "Amendment No. 3") is being filed with respect to the beneficial ownership of common stock, par value $0.001 per share (the "Common Stock"), of Celebrate Express, Inc., a Washington corporation (the "Company"), to amend the Schedule 13D filed on June 22, 2006 (the "Schedule 13D") as amended by Amendment No. 1 to Schedule 13D filed on June 27, 2006 (the "Amendment No. 1") and Amendment No. 2 to Schedule 13D filed on July 6, 2006 (the "Amendment No. 2"). Capitalized terms used but not defined in this Amendment No. 3 shall have the meanings ascribed thereto in the Schedule 13D as amended to the date hereof.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and restated by deleting the first two paragraphs of the text thereof and replacing it with the following:

     The Spencer Funds expended approximately $13,506,296.71 in order to purchase the 1,200,697 shares of Common Stock beneficially owned by them. SCF expended approximately $8,089,284.13 to purchase the 718,995 shares of Common Stock beneficially owned by it. SCOF expended approximately $5,412,199.03 to purchase the 481,702 shares of Common Stock beneficially owned by it. Each of the Spencer Funds purchased the Common Stock directly owned by it with its working capital, which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business.

     TC expended approximately $566,074.03 and TCMF expended approximately $2,433,340.84 in order to purchase their respective 50,958 and 220,241 shares of Common Stock that they beneficially own. The Thesis Funds purchased the Common Stock directly owned by them with their working capital, which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby supplemented by adding thereto the following:

     Subsequent to the June 29, 2006 decision by the Filers to act together to obtain representation on the Company's board of directors (the "Board"), the Filers had conversations with members of the Board about the possibility that one or both of Dr. Shubin Stein and Mr. Roseman might be added to the Board. Because those discussions ended unsuccessfully from the Filers' perspective, the Filers determined to nominate Dr. Shubin Stein, Mr. Roseman and Matthew C. Diamond for election at the Company's 2006 annual meeting of stockholders (the "Annual Meeting"), which the Filers expect will be held in October 2006. Accordingly, the Filers formed The Celebrate Express Shareholder Value Committee (the "Shareholder Value Committee") and pursuant to the Company's new bylaw provision, which was adopted on July 7, 2006, gave notice of these nominations to the Company on August 1, 2006.

     Based on the Company's filings under the Exchange Act, the Filers believe that the Board consists of seven directors, with one Board seat vacant. At the Annual Meeting, the terms of two of the Company's directors will expire. In addition, because Kevin Green was recently added to the Board to fill one of two Board vacancies that existed at the time, Mr. Green will be required to stand for re-election to the Board at the Annual Meeting in accordance with the Washington Business Corporation Act and the Company's bylaws. If the Company chooses to fill the remaining vacancy on the Board prior to or at the Annual Meeting, or if additional directors are otherwise to be elected at the Annual Meeting (whether by virtue of an expansion of the Board or otherwise), the Filers intend to a nominate candidate for any such additional director to be elected at the Annual Meeting.

                                   * * * * * *

     In connection with the upcoming Annual Meeting, the Filers and the Shareholder Value Committee intend to file a proxy statement with the Securities and Exchange Commission (the "SEC") to solicit stockholders of the Company with respect to the election of directors. THE FILERS AND THE SHAREHOLDER VALUE COMMITTEE STRONGLY ADVISE ALL STOCKHOLDERS OF THE COMPANY TO READ THE PROXY STATEMENT WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION, INCLUDING INFORMATION RELATING TO THE PARTICIPANTS IN ANY SUCH PROXY SOLICITATION. SUCH PROXY STATEMENT, WHEN FILED, AND ANY OTHER RELEVANT DOCUMENTS WILL BE AVAILABLE AT NO CHARGE ON THE SEC'S WEBSITE AT HTTP://WWW.SEC.GOV.

SPENCER CAPITAL PARTICIPANT INFORMATION

     In accordance with Rule 14a-12(a)(1)(i) of the Securities Exchange Act of 1934, as amended ("Exchange Act"), the following persons are anticipated to be, or may be deemed to be, participants in any such proxy solicitation in connection with the Annual Meeting: Spencer Capital Management, LLC, a Delaware limited liability company ("SCM"); Spencer Capital Opportunity Fund, LP, a Delaware limited partnership ("SCF"); Spencer Capital Partners, LLC, a Delaware limited liability company ("SCP"); Spencer Capital Offshore Opportunity Fund, Ltd., a Cayman Islands exempted company ("SCOF"); Spencer Capital Offshore Partners, LLC, a Delaware limited liability company ("SCOP"); and Kenneth H. Shubin Stein, MD, CFA ("Dr. Shubin Stein"). Certain of these persons hold direct or indirect interests as follows: Dr. Shubin Stein may be deemed to have beneficial ownership over 1,200,697 shares of the Company's common stock ("Common Stock"); SCM may be deemed to have beneficial ownership over 1,200,697 shares of Common Stock; SCF owns 718,995 shares of Common Stock; SCP may be deemed to have beneficial ownership over 718,995 shares of the Common Stock; SCOF owns 481,702 shares of Common Stock; and SCOP may be deemed to have beneficial ownership over 481,702 shares of Common Stock.

THESIS CAPITAL PARTICIPANT INFORMATION

     In accordance with Rule 14a-12(a)(1)(i) of the Exchange Act, the following persons also are anticipated to be, or may be deemed to be, participants in any such proxy solicitation in connection with the Annual Meeting: Thesis Capital Management, LLC, a Delaware limited liability company ("TCM"); Thesis Capital, LP, a Delaware limited partnership ("TC"); Thesis Capital Master Fund Limited, a Cayman Islands exempted company ("TCMF"); and Stephen Roseman, CFA, an individual ("Mr. Roseman"). Certain of these persons hold direct or indirect interests as follows: Mr. Roseman may be deemed to have beneficial ownership over 271,199 shares of Common Stock; TCM may be deemed to have beneficial ownership over 271,199 shares of Common Stock; TC owns 50,958 shares of Common Stock; and TCMF owns 220,241 shares of Common Stock.

COMMITTEE PARTICIPANT INFORMATION

     In accordance with Rule 14a-12(a)(1)(i) of the Exchange Act, the Shareholder Value Committee and the following members of the Shareholder Value Committee are anticipated to be, or may be deemed to be, participants in any such proxy solicitation in connection with the Annual Meeting: Dr. Shubin Stein; Mr. Roseman; and Mr. Diamond. Except as described above, neither the Shareholder Value Committee nor the foregoing members of the Shareholder Value Committee have any direct or indirect interests, by security holdings or otherwise, required to be disclosed herein, except each such member's interest in being nominated and elected as a director of the Company.

Item 5. Interest in Securities of the Issuer.

Items 5(a), 5(b) and 5(c) are hereby amended and restated by deleting the entirety of the text thereof and replacing it with the following:

     (a) As of the close of business on July 5, 2006: (i) Dr. Shubin Stein was the beneficial owner of the 1,200,697 shares of Common Stock that are held directly by the Spencer Funds, which constitute in the aggregate 15.5% of the outstanding shares of Common Stock; (ii) SCM was the beneficial owner of 1,200,697 shares of Common Stock, which constitute in the aggregate 15.5% of the outstanding shares of Common Stock; (iii) SCF and SCP were the beneficial owners of 718,995 shares of Common Stock, which constitute in the aggregate 9.3% of the outstanding shares of Common Stock; (iv) SCOF and SCOP were the beneficial owners of 481,702 shares of Common Stock, which constitute in the aggregate 6.2% of the outstanding shares of Common Stock; (v) Mr. Roseman may be deemed to be the beneficial owner of 271,199 shares of Common Stock that are held directly by the Thesis Funds, which constitute in the aggregate 3.5% of the outstanding shares of Common Stock although he disclaims such beneficial ownership; (vi) TCM was the beneficial owner of 271,199 shares of Common Stock that are held directly by the Thesis Funds, which constitute in the aggregate 3.5% of the outstanding shares of Common Stock; (vii) TC was the beneficial owner of 50,958 shares of Common Stock that it directly owns, which constitute in the aggregate 0.7% of the outstanding shares of Common Stock; and (viii) TCMF was the beneficial owner of 220,241 shares of Common Stock that it directly owns, which constitute in the aggregate 2.8% of the outstanding shares of Common Stock.

     The percentages of the outstanding Common Stock set forth in this Amendment No. 3 were calculated on the basis that 7,759,821 shares of Common Stock were outstanding as of March 31, 2006, as represented by the Company in its Quarterly Report on Form 10-Q filed with the SEC on April 13, 2006.

     (b) Dr. Shubin Stein shares voting and dispositive power over the 1,200,697 shares of Common Stock held directly by the Spencer Funds with SCM, SCF, SCP, SCOF and SCOP. SCM shares voting and dispositive power over 1,200,697 shares of Common Stock with Dr. Shubin Stein, SCF, SCP, SCOF and SCOP. SCF and SCP share voting and dispositive power over 718,995 shares of Common Stock with Dr. Shubin Stein, SCM and each other. SCOF and SCOP share voting and dispositive power over 481,702 shares of Common Stock with Dr. Shubin Stein, SCM and each other.

     Mr. Roseman shares voting and dispositive power over the 271,199 shares of Common Stock held directly by the Thesis Funds with TCM, TC and TCMF. TCM shares voting and dispositive power over the 271,199 shares of Common Stock with Mr. Roseman, TC and TCMF. TC shares voting and dispositive power over 50,958 shares of Common Stock with Mr. Roseman and TCM. TCMF shares voting and dispositive power over 220,241 shares of Common Stock with Mr. Roseman and TCM.

     As a result of their determination to work together as disclosed in Item 4 above, the Spencer Capital Members and Thesis Capital Members may be deemed a "group" under the Exchange Act and, accordingly, each may be deemed to beneficially own the shares of the Common Stock beneficially owned by the others. Each of the Spencer Capital Members disclaims beneficial ownership of the Common Stock held by the Thesis Capital Members and any pecuniary interest therein, and each of the Thesis Capital Members disclaims beneficial ownership of the Common Stock held by each of the Spencer Capital Members and any pecuniary interest therein.

     (c) Transactions in the Common Stock by the Spencer Capital Members effected since the filing of Amendment No. 2 to Schedule 13D are described in
Schedule I hereto, which Schedule is hereby incorporated by reference. Transactions in the Common Stock by the Thesis Capital Members effected since the filing of Amendment No. 2 to Schedule 13D are described in Schedule I hereto, which Schedule is hereby incorporated by reference. All such transactions were effected on the open market.

     (d) Not applicable.

     (e) Not applicable.

                                   SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated:  August 2, 2006

                                 SPENCER CAPITAL MANAGEMENT, LLC





                                 By:  /s/ Kenneth H. Shubin Stein, MD, CFA
                                      ----------------------------------------
                                      Name:   Kenneth H. Shubin Stein, MD, CFA
                                      Title:  Authorized Signatory



                                 SPENCER CAPITAL OPPORTUNITY FUND, LP

                                 By:  Spencer Capital Partners, LLC,
                                         Its General Partner




                                 By:  /s/ Kenneth H. Shubin Stein, MD, CFA
                                      ----------------------------------------
                                      Name:   Kenneth H. Shubin Stein, MD, CFA
                                      Title:  Managing Member



                                 SPENCER CAPITAL PARTNERS, LLC




                                 By:  /s/ Kenneth H. Shubin Stein, MD, CFA
                                      ----------------------------------------
                                      Name:   Kenneth H. Shubin Stein, MD, CFA
                                      Title:  Managing Member


               [SIGNATURE PAGE TO AMENDMENT NO. 3 TO SCHEDULE 13D
                    WITH RESPECT TO CELEBRATE EXPRESS, INC.]

                                 SPENCER CAPITAL OFFSHORE OPPORTUNITY FUND, LTD.

                                 By:  Spencer Capital Offshore Partners, LLC,
                                         Its Investment Advisor




                                 By:  /s/ Kenneth H. Shubin Stein, MD, CFA
                                      ----------------------------------------
                                      Name:   Kenneth H. Shubin Stein, MD, CFA
                                      Title:  Managing Member



                                 SPENCER CAPITAL OFFSHORE PARTNERS, LLC




                                 By:  /s/ Kenneth H. Shubin Stein, MD, CFA
                                      ----------------------------------------
                                      Name:   Kenneth H. Shubin Stein, MD, CFA
                                      Title:  Managing Member






                                 By:  /s/ Kenneth H. Shubin Stein, MD, CFA
                                      ----------------------------------------
                                      Kenneth H. Shubin Stein, MD, CFA



                                 THESIS CAPITAL MANAGEMENT, LLC




                                 By:  /s/ Stephen Roseman, CFA
                                      ----------------------------------------
                                      Name:   Stephen Roseman, CFA
                                      Title:  Manager


               [SIGNATURE PAGE TO AMENDMENT NO. 3 TO SCHEDULE 13D
                    WITH RESPECT TO CELEBRATE EXPRESS, INC.]

                                 THESIS CAPITAL, LP

                                 By:  Thesis Capital Advisors, LLC,
                                      Its General Partner




                                 By:  /s/ Stephen Roseman, CFA
                                      ----------------------------------------
                                      Name:   Stephen Roseman, CFA
                                      Title:  Manager



                                 THESIS CAPITAL MASTER FUND LIMITED




                                 By:  /s/ Stephen Roseman, CFA
                                      ----------------------------------------
                                      Name:   Stephen Roseman, CFA
                                      Title:  Director






                                 By:  /s/ Stephen Roseman, CFA
                                      ----------------------------------------
                                      Stephen Roseman, CFA


               [SIGNATURE PAGE TO AMENDMENT NO. 3 TO SCHEDULE 13D
                    WITH RESPECT TO CELEBRATE EXPRESS, INC.]

                                                                      SCHEDULE I

                         Schedule of Transactions by SCM
                         -------------------------------

     Each of the following trades was effected on behalf of the Spencer Funds by SCM. The entire amount purchased in each trade was allocated to SCF.

--------------------------- ------------------ --------------------- -----------

Type of              Date             Number of         Price per Share in
Transaction                           Shares            $US*

-------------------  ---------------  ----------------  ------------------------
Purchase             7/5/06           100                                $12.38
-------------------  ---------------  ----------------  ------------------------
Purchase             7/5/06           1,100                              $12.40
-------------------  ---------------  ----------------  ------------------------
Purchase             7/5/06           100                                $12.40
-------------------  ---------------  ----------------  ------------------------
Purchase             7/5/06           200                                $12.50
-------------------  ---------------  ----------------  ------------------------
Purchase             7/5/06           1,300                              $12.47
-------------------  ---------------  ----------------  ------------------------
Purchase             7/5/06           200                                $12.47
-------------------  ---------------  ----------------  ------------------------
Purchase             7/5/06           1,200                              $12.50
-------------------  ---------------  ----------------  ------------------------
Purchase             7/5/06           300                                $12.47
-------------------  ---------------  ----------------  ------------------------
Purchase             7/5/06           700                                $12.48
-------------------  ---------------  ----------------  ------------------------
Purchase             7/5/06           100                                $12.47
-------------------  ---------------  ----------------  ------------------------
Purchase             7/5/06           1,120                              $12.45
-------------------  ---------------  ----------------  ------------------------
Purchase             7/5/06           100                                $12.47
-------------------  ---------------  ----------------  ------------------------
Purchase             7/5/06           800                                $12.40
-------------------  ---------------  ----------------  ------------------------
Purchase             7/5/06           100                                $12.38
-------------------  ---------------  ----------------  ------------------------
Purchase             7/5/06           100                                $12.39
-------------------  ---------------  ----------------  ------------------------
Purchase             7/6/06           100                                $12.22
-------------------  ---------------  ----------------  ------------------------
Purchase             7/6/06           1,100                              $12.24
-------------------  ---------------  ----------------  ------------------------
Purchase             7/6/06           550                                $12.26
-------------------  ---------------  ----------------  ------------------------
Purchase             7/6/06           700                                $12.42
-------------------  ---------------  ----------------  ------------------------
Purchase             7/6/06           100                                $12.48
-------------------  ---------------  ----------------  ------------------------
Purchase             7/6/06           100                                $12.48
-------------------  ---------------  ----------------  ------------------------
Purchase             7/6/06           400                                $12.48
-------------------  ---------------  ----------------  ------------------------
Purchase             7/6/06           100                                $12.48
-------------------  ---------------  ----------------  ------------------------
Purchase             7/6/06           100                                $12.48
-------------------  ---------------  ----------------  ------------------------
Purchase             7/6/06           200                                $12.55
-------------------  ---------------  ----------------  ------------------------

* Excludes brokerage commissions.

                          Transactions by Thesis Funds
                          ----------------------------

     Each of the following trades was effected by the Thesis Funds.

--------------------------- ------------------ --------------------- -----------

Type of              Date             Number of         Price per Share in
Transaction                           Shares            $US*

-------------------  ---------------  ----------------  ------------------------
Purchase             7/25/06          3,900.00                           $12.31
-------------------  ---------------  ----------------  ------------------------
Purchase             7/26/06          6,500.00                           $12.08
-------------------  ---------------  ----------------  ------------------------


                                       2